

June 14, 2024

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed June 3, 2024**
> **File No. 333-275956**

Dear Kevin Cox:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1 filed June 3, 2024

Exhibits

1. We note your revised legal opinion filed as Exhibit 5.1 to reflect the increased primary offering size. Please revise the legal opinion to cover the overallotment. In addition, please revise the fee table in Exhibit 107 to reflect the overallotment.

Alternate Pages for Resale Prospectus
The Selling Shareholders, page Alt-2

2. Please clearly disclose whether Ms. Fung Ming Pang has any relationship with the company and its affiliates.

3. Please reconcile the statement in your response letter dated May 10, 2024 that "(e)ach Selling Shareholder purchased his or her shares directly from a prior shareholder of the Registrant in a private transaction and the Registrant had no involvement in any of the sales" with the additional statement in the same response letter that "pursuant to a corporate reorganization in February 2023, Sky Shadow, Mr. Cox, Mr. Adams, Mr. Lee and Mr. To, collectively, transferred 100% of the issued and outstanding shares of EGHL to the Company in exchange for the issuance by the Company of 10,680,000 Ordinary Shares to Moonglade, 600,000 Ordinary Shares to Mr. Lee and 720,000 Ordinary Shares to Mr. To."

<u>Plan of Distribution, page Alt-3</u>

4. We note your disclosure that your selling shareholders may sell their ordinary shares using any method permitted by applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. In addition, please revise to include the undertakings under Item 512 of Regulation S-K or tell us why it is not appropriate for you to do so. Refer to Item 9 of Form F-1.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri